UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED
(Translation of registrant’s name into English)

Level 3,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

ASX ANNOUNCEMENT
7 August 2026

Elevra Completes Sale of E45/2364 Pegmatite Rights

North American lithium producer Elevra Lithium Limited (“Elevra” or "Company") (ASX:ELV; NASDAQ:ELVR) is pleased to announce that it has completed a transaction with Wildcat Resources Limited (ASX: WC8) (“Wildcat”) regarding the Company’s rights, interests and obligations on  E45/2364 in Western Australia (referred to as Tabba Tabba in Elevra’s exploration disclosure).

Under the terms of the agreement with Wildcat, Elevra has sold all of its rights, interests and obligations associated with E45/2364 to Wildcat, with Wildcat assuming full ownership, control and liability of those rights, interests and obligations (“Transaction”).

Transaction Consideration

Pursuant to the terms of the Transaction, Elevra will receive total consideration of $16 million plus an ongoing royalty (should Wildcat define a Pegmatite Mineral Resource on E45/2364) comprising the following:

•	A$5 million in cash payable on completion;

•	A$8 million in Wildcat ordinary shares, issued at a price of $0.353 per share;

•	A$3 million in deferred cash payable six months after Wildcat announces a completed feasibility study for the Tabba Tabba Project; and

•	Contingent cash payments of A$0.70 per tonne for each tonne of JORC Pegmatite Mineral Resource announced by Wildcat within E45/2364.

This combination of guaranteed and contingent payments provides Elevra with ongoing exposure should Wildcat have exploration success on E45/2364 while allowing the Company to realise immediate value.

The Transaction is consistent with Elevra’s strategy of allocating capital to further develop its core North American assets. Elevra will have no remaining ownership interest, rights or obligations in respect of E45/2364 but will retain the potential to participate in future value creation through the contingent royalty payment consideration on E45/2364.

Elevra’s Managing Director and Chief Executive Officer, Lucas Dow, said: “This transaction delivers an attractive outcome for Elevra by unlocking immediate value from a non-core asset through a cash payment which can be reinvested in near-term growth initiatives. The structure also allows Elevra to benefit if any Pegmatite Mineralisation is discovered on E45/2364. The transaction further simplifies our portfolio and allows us to maintain our focus on executing our North American growth strategy, including the NAL Brownfield Expansion and the advancement of our development pipeline."

ELEVRA LITHIUM • Level 3, 10 Eagle Street • Brisbane QLD 4000 • Australia +61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com

Announcement authorised for release by Elevra’s Managing Director & CEO.

About Elevra Lithium

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR) with projects in Québec, Canada, United States, and a joint venture in Western Australia.

Elevra’s assets comprise North American Lithium (100%), a 60% stake in the Moblan Lithium Project in Central Québec and the Carolina Lithium project (100%) in the United States.

For more information, please visit us at www.elevra.com or contact:

Andrew Barber

Investor Relations

PH: +617 3369 7058

ELEVRA LITHIUM	2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

	By:	/s/ Dylan Roberts
Date: August 7, 2026		Name: Dylan Roberts
Title: Company Secretary and General Counsel